[redacted]

06009161

BB 7/7

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC MAIL RECEIVED PROCESSING
JUN 2 8 2006
WASH, D.C. 209 SECTION

SEC FILE NUMBER
8- 66706

AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O C Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 Technology Drive, Suite 200
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Scordo (949) 887-7226
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/0

OATH OR AFFIRMATION

I, Kenneth Scordo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OC Securities, Inc, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 16 day of June, 2006

Notary Public

Signature

CEO
Title

SUGWEON KIM
Commission # 1544694
Notary Public - California
Orange County
My Comm. Expires Jan 15, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OC Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2006

BM

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
OC Securities, Inc.

We have audited the accompanying statement of financial condition of OC Securities, Inc. as of March 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OC Securities, Inc. as of March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 4, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

OC Securities, Inc.
Statement of Financial Condition
March 31, 2006

Assets

Cash	$ 32,548
Deposits held at clearing firm	25,242
Office equipment, net	8,539
Organization costs, net	19,072
Total assets	$ 85,401

Liabilities and Stockholders' equity

Liabilities	
Accounts payable and accrued expenses	$ 2,886
Total liabilities	2,886
Stockholders' equity	
Common stock, no par value, 50,000,000 shares authorized and 28,139,500 shares issued outstanding	208,000
Additional paid-in capital	34,000
Accumulated deficit	(159,485)
Total stockholders' equity	82,515
Total liabilities and stockholders' equity	$ 85,401

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2006

Revenue	
Interest income	$ 451
Total revenue	451
Expenses	
Consulting expenses	55,186
Occupancy	13,700
Other operating expenses	90,250
Total expenses	159,136
Income (loss) before income taxes	(158,685)
Income tax provision	800
Net income (loss)	$ (159,485)

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2006

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total
Balance at March 31, 2005	$ 1,000	$ 84,000	$ –	$ 85,000
Additional common stock	207,000	–	–	207,000
Distribution	–	(50,000)	–	(50,000)
Net income (loss)	–	–	(159,485)	(159,485)
Balance at March 31, 2006	$ 208,000	$ 34,000	$ (159,485)	$ 82,515

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (159,485)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 2,193	
Amortization	4,768	
Compensation expense	10,000	
(Increase) decrease in:		
Clearing deposit	(25,242)	
(Decrease) increase in:		
Accounts payable and accrued expenses	2,886	
Total adjustments		(5,395)
Net cash provided by (used in) operating activities		(164,880)
Cash flows from investing activities:		
Purchase of equipment	(9,498)	
Net cash provided by (used in) investing activities		(9,498)
Cash flows from financing activities:		
Proceeds from issuance of capital stock	197,000	
Distribution	(50,000)	
Net cash provided by (used in) investing activities		147,000
Net increase (decrease) in cash		(27,378)
Cash at beginning of year		59,926
Cash at end of year		$ 32,548

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ 800

Supplemental disclosure of non-cash transactions:

The Company issued 10,000 shares of common stock as compensation for services rendered. At the date of issuance management valued the stock at $1 per share.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OC Securities, Inc. ("the Company") was incorporated in California on September 28, 2004 and began operations on April 1, 2005. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate equity securities over-the-counter, U.S. government securities, mutual funds, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $25,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at March 31, 2006, includes interest earned for a deposit total of $25,242.

Note 3: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 7,222
Furniture and fixtures	3,553
	10,775
Less accumulated depreciation	(2,236)
Office equipment, net	$ 8,539

Depreciation expense for the year ended March 31, 2006 was $2,193

Note 4: ORGANIZATION COSTS, NET

Organization costs at March 31, 2006 are carried at cost

		Amortization Periods
Organization costs	$ 23,840	5 years
Less accumulated amortization	(4,768)	
Organization costs, net	$ 19,072	

Amortization expense for the year ended March 31, 2006 was $4,768.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Rent	$ 13,700

Note 6: INCOME TAXES

The income tax provision for the year ended March 31, 2006 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at March 31, 2006 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $23,923, that expire as follows:

Note 6: <u>INCOME TAXES</u>
(continued)

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 159,485	2026
$ 159,485	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: <u>CONTINGENCIES</u>

Going Concern

The Company had no revenue for the year ended March 31, 2006. Lack of revenue has resulted in an operating loss. Management has a plan to be more of a going concern. First, the Company has increased its marketing effort. Secondly, to provide liquidity, the sole shareholder will continue to capitalize the Company to fund its continuing operations.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the Company.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2006, the Company had net capital of $54,904, which was $49,904 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,886) to net capital was 0.05 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $10,626 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 65,530
Adjustments:		
Common stock	$ 207,000	
Additional paid-in capital	(160,271)	
Retained earnings	(29,744)	
Non-allowable assets	(27,611)	
Total adjustments		(10,626)
Net capital per audited statements		$ 54,904

OC Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2006

Computation of net capital:		
Stockholders' equity		
Common stock	$ 208,000	
Additional paid-in capital	34,000	
Accumulated deficit	(159,485)	
Total stockholder's equity		$ 82,515
Less: Non-allowable assets		
Office equipment	(8,539)	
Organization costs	(19,072)	
Total non-allowable assets		(27,611)
Net capital		54,904
Computation of net capital requirements:		
Minimum net capital requirements		
12 1/2 percent of aggregate indebtedness	$ 361	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		49,904
Ratio of aggregate indebtedness to net capital	0.05: 1	

There was a $10,626 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated March 31, 2006. See Note 10.

See independent auditor's report.

OC Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2006

A computation of reserve requirement is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of March 31, 2006

Information relating to possession or control requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2006

Board of Directors
OC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of OC Securities, Inc. (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 4, 2006